FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:              March, 2003

Commission File Number:        SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F     X     Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _______ No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: March 10, 2003	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary

PMU News Release #03-02
TSX, AMEX Symbol PMU	March 10, 2003

HIGH GRADE GOLD MINERALIZATION FOUND IN NEW DISCOVERY ON
LA CALERA PROPERTY

Pacific Rim Mining Corp. is pleased to provide very encouraging, initial high-grade drill results from its La Calera gold project located in El Salvador. The initial 5 holes from La Calera are presented in the table below. An update for the ongoing scout-drilling program in the EL Dorado District is also provided.

La Calera, El Salvador

The Rosa West vein system consists of multiple veins and stockworks, some of which do not outcrop. The five-hole drill pattern tests a 100 meter strike length of the vein system and drill intercepts are open to the north, south, as well as at depth. Drill holes PLC03-003 and 005 indicate that the vertical extent of the mineralization is a minimum of 100 meters.

La Calera is an epithermal vein prospect with three locally outcropping high-grade vein systems: Rosa, Rosa West and El Calichal. These vein systems are very poorly exposed because of post-mineral cover. La Calera is located 8 kilometers to the west of the El Dorado District and could represent an add-on or stand-alone project.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

“With bonanza grades outcropping, we did not know if the majority of the high-grade “productive interval” was eroded or preserved. Clearly these initial results demonstrate that a significant part of the gold-bearing epithermal system is preserved. There is no telling how large this system could be given the poor exposure, the post-mineral cover and the fact that it is open at depth,” says CEO Tom Shrake. “With these very exciting results, we will expand our original drilling program, probing both along strike and at depth. The shallow nature of the bonanza system will allow us to test the system with relatively short holes, providing fast and relatively inexpensive results.”

El Dorado, El Salvador

Drilling at El Dorado is now focused on the strike extent of the Coyotera Vein in the North District. Coyotera has an indicated resource of 566,500 tonnes averaging 8.44 g/t Au and 71 g/t Ag calculated at a 6 g/t cutoff. This equates to a resource of 153,718 ounces of gold and 1.3 million ounces of silver (*see NI 43-101 Disclosure section). The above resource is contained in a 400 meter long, 5 meter wide section of the Coyotera vein, which is known to persist for over 3 km in total, and may be amenable to low cost mining methods because of its width. Historic drilling encountered difficulty with core recoveries from specific portions of the Coyotera resource area, and as such, the current resource estimate may be understated. Pacific Rim’s drilling will attempt to resample these areas, as well as scout drill the vein along strike in search for additional ore chutes.

Surface mapping and sampling continues in the northern and the eastern parts of the District, taking advantage of the dry season which runs through June. Several veins have been extended and new veins have been identified.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

“Coyotera is a very wide vein with multiple episodes of vein filling, some of which have bonanza gold grades and some of which do not. Although P03-238 did not make the 6 g/t gold cutoff, the vein filling expanded to over 10 meters in true width providing encouragement to continue to drill to the north along strike”, says CEO Tom Shrake. “We are reevaluating the Coyotera resource and have designed a combination infill and redrill program that is underway. We believe there is upside to both the size and grade of the resource.”

About El Dorado

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a “Productive Interval” that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins (Minita and Coyotera) have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization. The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of gold and 2.5 million ounces of silver (**see NI 43-101 Disclosure section).

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

* The Coyotera resource estimate was calculated by Mr. P. LaCroix, P.Eng. on behalf of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) in March, 2001. Mr. LaCroix is a Qualified Person as defined in National Instrument 43-101. The Coyotera resource has not been scrutinized by either the Company’s Qualified Person (Mr. William Gehlen) or its independent consultants. Furthermore, it was not expressly prepared under the guidelines of NI 43-101. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which will include an updated estimate of the Coyotera resource.

**Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a NI-430101-compliant technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which may include an updated estimate of the Minita resource.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the expected size and focus of the Company’s current drill program, the controls on mineralization, and the potential for discovering additional gold mineralization.

The TSE and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com